

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Peter Scalise, III
Chief Executive Officer
The3rdBevco Inc.
2805 Veterans Highway, Suite 15
Ronkonkoma, NY 11779

> **Re: The3rdBevco Inc.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 17, 2022**
> **File No. 024-11278**

Dear Mr. Scalise:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Eilers